U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

June 27, 2023

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated May 10, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 12 to Registration Statement on Form F-1

General

1)	We note your response to prior comment 1 and reissue our comment in part. You disclose on your cover page and elsewhere in your prospectus that “as of the date of this prospectus, we have not submitted our recording materials to the CSRC.” Please further revise to state whether you and the relevant parties to this transaction have complied with your obligations under the Trial Measures.

RESPONSE: We note the Staff’s comment and respectfully advise that as of April 29, 2023, the Company has submitted the recording materials to the CSRC in order to comply with its obligations under the Trial Measures. In May 2023, we received comments from the CSRC regarding our recording materials. We addressed the comments and provided supplemental materials to the CSRC in June 2023. We believe the relevant parties to this transaction and the company have complied with the obligations under the Trial Measures. However, as of the date of this letter, we have not obtained the final confirmation from the CSRC regarding the completion of the recording process.

We have updated our disclosure accordingly in the Amendment No. 13 to Registration Statement.

2)	We note your response to prior comment 1 and your revised disclosure stating that you must submit a “filing application with the CSRC” and “shall complete the filing with the CSRC in accordance with the Trial Measures before this offering.” Your revised disclosure on pages 17 and 110 and prior disclosures on page 16 state that “[w]e believe the CSRC’s approval is not required for the offering and trading of our ordinary shares” and “[a]s of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for this offering.” Please revise to clarify these statements in light of your disclosure describing your obligation to submit and complete the filing application requirement set forth in the Trial Measures or advise.

RESPONSE: We note the Staff’s comment and respectfully advise that CSRC’s approval is not required under the M&A Rules, and therefore our statement regarding the CSRC approval only covers the M&A Rules, rather than the Trial Measures. We have revised the disclosure on page 16, 17 and 110 of the Amendment No. 13 to Registration Statement to clarify the CSRC’s standing under different set of rules in order to consistently disclose our obligation to submit and complete the filing application requirement set forth in the Trial Measures.

3)	You state on page 17 of your registration statement that “[a]s of the date of this prospectus, the Draft Rules Regarding Overseas Listings have not been promulgated, and we are not required to obtain permission or approval from the government of China for any offering pursuant to this prospectus.” On page 38 you explain that the Draft Rules Regarding Overseas Listings “stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market.” Throughout your registration statement, please revise your discussions of the “Draft Rules” to the extent that these rules have been superseded or replaced by the “Trial Measures.”

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the disclosures on page 17 to clarify that as of March 31, 2023, the Trial Measures has replaced the Draft Rules. We have revised our registration statement to clarify that the Draft Rules have been replaced by the Trial Measures.

Exhibits

4)	Please obtain and file a revised legal opinion that clearly opines on the legality of the shares of common stock underlying the underwriters’ warrants, which are being included in your registration statement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have filed a revised legal opinion that clearly opines on the legality of the shares of common stock underlying the underwriters’ warrants.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Miingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer

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